Exhibit 99.14

CONSENT OF KEVIN PEMBERTON

I consent to the inclusion or incorporation by reference in the Annual Report on Form 40-F (“Annual Report”) being filed by B2Gold Corp. (the “Company”), for the year ended December 31, 2023, including any amendments or exhibits thereto, the references to, and the information derived from, the report titled “Masbate Gold Operation, Republic of Philippines, NI 43-101 Technical Report on Operations” dated effective December 31, 2016, and in each case, to the references, as applicable, to the undersigned's name, as an expert or qualified person in or incorporated by reference into the Annual Report, the registration statement on Form F-3D (No. 333-274310) and the registration statements on Form S-8 ((No. 333-192555, No. 333-200228, No. 333-206811, No. 333-218710, No. 333-226063, No. 333-232158, No. 333-239197 and No. 333-273659) of B2Gold Corp. if applicable, as amended.

/s/ Kevin Pemberton
Kevin Pemberton,
March 14, 2024